Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cogent Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19240Q201

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19240Q201	Schedule 13G	Page 1 of 14

1	Names of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,622,591
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,622,591

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,591
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 19240Q201	Schedule 13G	Page 2 of 14

1	Names of Reporting Persons Ally Bridge MedAlpha Management L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,622,591
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,622,591

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,591
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person PN

CUSIP No. 19240Q201	Schedule 13G	Page 3 of 14

1	Names of Reporting Persons Ally Bridge MedAlpha Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,622,591
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,622,591

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,591
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person OO

CUSIP No. 19240Q201	Schedule 13G	Page 4 of 14

1	Names of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,622,591
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,622,591

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,591
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person OO

CUSIP No. 19240Q201	Schedule 13G	Page 5 of 14

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,622,591
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,622,591

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,591
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person CO

CUSIP No. 19240Q201	Schedule 13G	Page 6 of 14

1	Names of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,622,591
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,622,591
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,591
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person IN

CUSIP No. 19240Q201	Schedule 13G	Page 7 of 14

ITEM 1. (a)	Name of Issuer:

Cogent Biosciences, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

200 Cambridge Park Drive, Suite 2500, Cambridge, Massachusetts 02140.

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Ally Bridge MedAlpha Master Fund L.P. (“MedAlpha”)

Ally Bridge MedAlpha Management L.P.

Ally Bridge MedAlpha Management GP, LLC

Ally Bridge Group (NY) LLC

ABG Management Ltd.

Fan Yu

(b)	Address or Principal Business Office:

The address of the Reporting Persons is c/o Ally Bridge Group (NY) LLC, 430 Park Avenue, 12th Floor, New York, NY 10022.

(c)	Citizenship of each Reporting Person is:

Ally Bridge MedAlpha Master Fund L.P., Ally Bridge MedAlpha Management L.P., Ally Bridge MedAlpha Management GP, LLC and ABG Management Ltd. are entities organized under the laws of the Cayman Islands.

Ally Bridge Group (NY) LLC is an entity organized under the laws of the State of Delaware.

Mr. Fan Yu is a citizen of Hong Kong.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

19240Q201

CUSIP No. 19240Q201	Schedule 13G	Page 8 of 14

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020, based upon 31,911,555 shares of Common Stock outstanding as of December 7, 2020, as confirmed by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ally Bridge MedAlpha Master Fund L.P.	1,622,591	5.1%	0	1,622,591	0	1,622,591
Ally Bridge MedAlpha Management L.P.	1,622,591	5.1%	0	1,622,591	0	1,622,591
Ally Bridge MedAlpha Management GP, LLC	1,622,591	5.1%	0	1,622,591	0	1,622,591
Ally Bridge Group (NY) LLC	1,622,591	5.1%	0	1,622,591	0	1,622,591
ABG Management Ltd.	1,622,591	5.1%	0	1,622,591	0	1,622,591
Fan Yu	1,622,591	5.1%	0	1,622,591	0	1,622,591

MedAlpha is the record holder of the shares of Common Stock reported herein.

Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of each of Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC. Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management L.P., acting through its general partner Ally Bridge MedAlpha Management GP, LLC, manage MedAlpha’s investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by MedAlpha. Each of them disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 19240Q201	Schedule 13G	Page 9 of 14

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 19240Q201	Schedule 13G	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Ally Bridge MedAlpha Master Fund L.P.

By: Ally Bridge MedAlpha General Partner L.P., its general partner

By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

Ally Bridge MedAlpha Management L.P.

By: Ally Bridge MedAlpha Management GP, LLC, its general partner

By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Management GP, LLC

By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge Group (NY) LLC

By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

CUSIP No. 19240Q201	Schedule 13G	Page 11 of 14

ABG Management Ltd.

By:	/s/ Fan Yu
Name: Fan Yu
Title: Director

Fan Yu

/s/ Fan Yu
Name: Fan Yu

CUSIP No. 19240Q201	Schedule 13G	Page 12 of 14

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.